Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by Aioi Insurance Company, Limited
Subject Company: Aioi Insurance Company, Limited (SEC File No 132-02666)

FY 2008 Financial Results & FY 2009 Management Policy Aioi Insurance Company, Limited June 09, 2009

^Table of Contents FY 2008 Financial Summary 1. Aioi Insurance Co., Ltd 2. Consolidated Financial Results II. FY 2009 Management Policy 1. Pillars of FY 2009 Management Plans 2. Domestic Insurance Business (1) Strategies- Revenue Growth (2) Strategies- Auto Insurance (3) Strategies- Fire Insurance (4) Reform of Income Composition 3. Investment Strategy 4. Group Companies' Business Activity (1) Life Insurance Business (2) Overseas Business 5. FY 2009 Business Plan Business Combination 1 4 5 6 7 8 9 10 12 13 15 16

FY 2008 Financial Summary

1 1. Aioi Insurance Co., Ltd. (1) Key Financial Highlights Net premiums written decreased mainly due to rate reductions of compulsory automobile liability insurance. Underwriting profit increased stably and greatly increased by 80.5% for fiscal 2008. Investment loss increased mainly due to unrealized loss following decline in stock prices. As a result, ordinary income and net income fell into the red. Solvency margin ratio decreased compared to the previous period but still remained at a high level of 720.8% . Overview of FY2008 Financial Results <Note> Unit: Billions of Yen All amounts are truncated. All ratios rounded to one decimal place. Net loss ratios include loss adjustment expenses.

2 By Class of Business <Note> Unit: Billions of Yen All amounts are truncated. All ratios rounded to one decimal place. Net loss ratios include loss adjustment expenses. 1. Aioi Insurance Co., Ltd. (2) Class of Business

3 1. Aioi Insurance Co., Ltd. (3) Investment Portfolio Investment Condition of Securitized Products Securities Credit Derivative As a result of selling securities to reduce their total amount, the booked amount decreased by 37.3 billion yen to 38.5 billion yen from the end of the previous period. - The evaluation loss was 3.2 billion yen, and the loss on sale was 0.9 billion yen. ^^^ <Note> Unit: Billions of Yen All amounts are truncated. No exposure to leveraged finance deals, financial guarantee insurances and reinsurance from monoline insurers.^ No exposure to securitized products, such as bonds, and RMBS, issued by U.S. mortgage associations and corporations. Other Credit derivatives greatly decreased according to risk reduction policy. - The total amount of ABS-CDOs decreased to 0.4 billion yen. The reduction of Corporate CDOs and other credit derivatives was continuing, and overall outstanding exposure reduced to less than half of the level of the end of previous fiscal year.

4 2. Consolidated Financial Results AMaGIC's revenue increased on a local currency basis but decreased due to the appreciation of the yen. Aioi Life completed the required underwriting reserves in fiscal 2007 and booked a profit of 0.8 billion yen for this period. Consolidated net income greatly decreased due to Aioi Insurance's deficit. <Note> Unit: Billions of Yen All amounts are truncated. All ratios rounded to one decimal place. Reference <Note> Figures of each company are not adjusted for consolidated results. * AMaGIC (Aioi Motor and General Insurance Company of Europe Ltd.) is a Aioi group subsidiary that carries out F&I business in Europe.

II. FY 2009 Management Policy

5 1. Pillars of FY 2009 Management Plans Continuously increase domestic non-life Insurance underwriting profit <Restrengthen growth ability and competitiveness, and reform composition of income> Develop revenue strategies focusing on our strongest areas Improve business quality for competitive operations Maintain the superiority of non-life insurance services Reform sales system and operation process Stabilize investment income <Establish risk-controlled system> Solid Human Resources Base CSR Management Promotion Management Plans Diversify income sources <Establish solid income and growth bases for group business> Aioi's Vision Continuous Growth The Best Quality and High Profitability to Gain Support from Stakeholders

6 2. Domestic Insurance Business (1) Strategies- Revenue Growth - Utilize the strength of the housing industry to improve the income base of fire insurance Expansion into new markets through alliance with small-scale and short-term insurance companies - Strengthen measures for Toyota's dealers and motor channel to increase new contracts by rising penetration ratios - Further promote an income strategy to increase number of vehicles insured. Shift in Number of Vehicles Insured + 1.6% + 1.4% + 0.1% FY2005 FY2006 FY2007 + 0.2% FY2008 Promote business model of additional sales with auto insurance based on a cross- selling strategy to increase new customers Shift in Fire Insurance Premiums + 9.3% +7.6% -3.1% FY2005 FY2006 FY2007 +5.1% FY2008 Main Products Cross-Selling Ratio Auto Insurance Fire Insurance Cross Selling Note: Based on sales performance.

FY06 FY07 FY08 ^?^^^(^?) 0.049 0.014 0.002 ^?^??(^?) 104.2 105.7 105.9 - The number of vehicles that Aioi insures increased under severe market conditions such as the decline in new car sales. The number of new contracts continuously increased in the Toyota market, Aioi's strongest market, by uniquely supporting dealers and offering characteristic products. 7 2. Domestic Insurance Business (2) Strategies- Auto Insurance New Non-Fleet Contracts Ratio Auto Insurance Sales of Toyota Dealers The Number of Vehicles Insured through Toyota Dealers FY06 FY07 FY08 ^^ 0.9 0 0.5 New 0.8 -5.9 1.9 Toyota Market Crash Safety Discount (applicable to New Purius) Note: Based on sales performance. Characteristic Products Convini Plan Nagaraku Plan Improvement of penetration ratio through use of PAL system Dealer Support Lexus Owners' Auto Insurance Plan Long-Term Auto Insurance Plan (%)

- The number of contracts continuously increased in spite of the low rates of new housing starts. ^^^^^^^^^^^^^^^^^^^^^^^^ - Long-term insurance contracts which contribute to the total sales of fire insurance increased by 8.2% in fiscal 2008. - Competitive products and services that meet market needs are offered for continuous growth in the fire insurance market - The number of new agencies in the housing industry greatly increased compared to the previous fiscal year. Sales channels in the industry are considered as important and will be strengthened in fiscal 2009. 8 2. Domestic Insurance Business (3) Strategies- Fire Insurance Long-Term Fire Insurance Premium^ FY2008 Fire Insurance Ratio + 2.0% + 4.3% + 7.5% 1Q 2Q 3Q + 6.3% 4Q New Channels in the Housing Industry Based on sales performance.

9 2. Domestic Insurance Business (4) Reform of Income Composition Loss Ratio Maintain low and stable loss ratios for auto insurance by strengthening underwriting and loss prevention activities Improve the claims service system to enhance customer satisfaction levels by improving Anshin Call services and early claims settlement Expense Ratio - Invest continuously in system development to enhance competitiveness and improve operation quality - Further promote adequate levels of the efficiency of companywide business operations and the structure of agency commissions by improving agencies' business operations focusing on quality Maintain the Superiority of Non-Life Insurance Services and Improve the Efficiency of Sales System and Operation Process Excl. CALI Loss Ratio Operation Expense Expense Ratio

2009/3^ Domestic Bonds 26.4 Domestic Stock 23 Foreign Bonds 11 Foreign Stock 4 Other Security 4 Loan 17 Real Estate 7 Short-Term Investment 8 10 3. Investment Strategy I FY2009 Investment Policy Basic Policy - Secure stable profitability by strengthening portfolio management based on domestic and foreign bonds - Risk reduction by improving stock portfolio in consideration of financial crises and other market conditions - Further strengthen management system to flexibly respond to market changes Investment Portfolio as of March 31, 2009 (%) Strengthen management of domestic and foreign bonds Reduce stock and alternative investment Flexible management of currency related investments

11 3. Investment Strategy II FY2006 FY2007 FY2008 ??????????????? 2889 1151 1035 ABS-CDO 99.1 12.7 0.4 Corporate CDO 160.7 73.7 29 Other 29 28.6 24.8 Credit Derivative Balance Risk Reduction by Decreasing Alternative Investment FY2006 FY2007 FY2008 ^^^^^^^ 70.6 64 39.8 PE 202 260 271 Hedge Fund Balance Investment Policy by Asset Domestic Bond - Shift to corporate bonds of high credit rating to improve yield rates Overseas Bond - Control foreign exchange risk accurately in response to changing markets - Shift to corporate bonds to improve yield rates by focusing on credit risk analysis Alternative Investment - Continuously work on risk reduction by decreasing outstanding exposures - Suspend new investment in low-liquidity assets in principle Loan and Fixed Asset Investment Raise profitability of portfolio while carefully selecting investment and loans Strategic Security - Further reduction of poorly performing investments (Billions of Yen) (Billions of Yen)

12 4. Group Companies' Business (1) Life Insurance Business - Increase new contracts and in-force contracts by strengthening sales channels and launching in competitive products - Improve profitability by stably increasing insurance and investment income to greatly contribute to consolidated income Increase In-Force Contracts Increase Income Increase New Contracts Expense Profit and Loss Improvement Investment Profit and Loss Expansion - Secure investment profit based on ALM operation - Strengthen profit management by products, channels, and areas - Streamline business operation to develop agencies' direct processing system and improve system functions for transfer procedure Improve Cancellation and Lapse Ratios - Raise operating rate in close cooperation with non-life insurance channels and independent life insurance channels (life insurance managers) Strengthen relations with growing multi-branch professional agencies Expand female market share by launching special products for women Management of receipts, promotion of the recovery of lost contracts (Billions of Yen) EV New Contracts by Channels Profit and Loss by Profit Sources (Billions of Yen) (Billions of Yen)

Asia/China America 4. Group Company's Business Activity (2) Overseas Business I 13 Oceania Utilizing Aioi's strengths for global business development centering on auto insurance Europe

14 4. Group Company's Business Activity (2) Overseas Business II Main Business Activities by Area (1) Europe Strengthen and restructure operation bases and continuously expand operations to make business profitable - Improve IT system and review operation system for accelerating and streamlining business processing - Thoroughly promote countermeasures promote countermeasures for balance improvement in main countries - Secure auto insurance profit by strengthening support system for dealers and expand market share of other products and services (2) Oceania Strengthen countermeasures for balance improvement and expand market share - Continuously increase operation ratios of large dealers and increase continuation ratios - Review claims adjustment system and strengthen activities to make proper costs more appropriate (3) Asia Steadily implement activities for balance improvement - Continuous activities to raise penetration ratios and continuation ratios - Review claims adjustment system, improve estimation skills, and strengthen activities to adjust to proper repair costs in Thailand (4) China Stably expand business and maintain profitability for business entered into through inwards reinsurance - Expand operations by strengthening network of local branch offices newly incorporated (5) Continuously survey the possibility of new business development in Russia, Canada and other countries Continuous increase in income by stably raising penetration ratios in countries and areas where F&I business is implemented FY2006 FY2007 FY2008 FY2009 Plan Europe 21.589 23.55 16.228 20.291 Asia/China 3.258 4.971 4.638 4.963 Oceania 1.291 3.075 3.459 3.144 FY2006 FY2007 FY2008 FY2009 Plan Europe 0.195182 0.186319 0.231084 0.230277 Oceania 0.02567 0.077206 0.088561 0.104839 Asia 0.036 0.100231 0.073529 0.081218 Total 0.09423 0.1284 0.139158 0.149415 F&I Business Local Gross Premium Insurance Penetration Ratios by Area

15 5. FY2009 Business Plan <Note> Unit: Billions of Yen All amounts are truncated. All ratios rounded to one decimal place. Net loss ratios include loss adjustment expense. Value of policies in force excludes group pension. Figures for AMaGIC are not adjusted for consolidated results.

III. Business Combination

Our goal is to create through the business combination of the three companies a world leading insurance and finance group with global operations. Aioi Insurance Company, Limited, Nissay Dowa General Insurance Company, Limited, and Mitsui Sumitomo Insurance Group announced on January 23, 2009 that the three companies had agreed to commence discussions towards a business combination. The strong operational base centered on the Mitsui Group and the Sumitomo Group Wide-ranging domestic and overseas businesses centering on the domestic non-life insurance business (life insurance, overseas, financial services, risk-related businesses, etc.) A business foundation that leverages the overall capabilities of the Group The strong operational base of the Nippon Life Insurance group Growth ability that is among the top in the industry through the cultivation of business with individuals and small & medium-sized companies through Nippon Life Insurance Company's sales staff, as well as through development of business with large companies, financial institutions, and government agencies through collaboration with Nippon Life Insurance Company. The strong operational base of the Toyota group A high level of profitability from automobile insurance centering on the Toyota market Ability to develop retail market on local basis and high quality claim services 3 companies' strength AIOI 1. Objectives of Business Combination and Vision of Business Group^^ 16

17 2. Objectives of Business Combination and Vision of Business Group^^ Target image of the corporate group Strategic Investment of Resources Investment of resources toward the improvement of products & services Investment toward improvements in the expansion of the sales network and sales capability Active business investment in growth areas Maximization of Support^from Stakeholders Improvement in the level of customer and agency satisfaction Improvement in employee motivation Establish Business Combination Exercise of Economies of Scale Optimization of Synergies Continuous Growth Cycle Pursue High Quality Products and Services and Best Practices Increase of shareholder returns Contribution to the social and global environment Expansion of Investment Capacity Improvement in Profitability

Holding Company (name TBD) Mitsui Sumitomo Insurance Merged Company * (name TBD) The three companies aim to implement the business combination in April 2010 by way of a holding company structure. The three companies also aim to implement the merger between Aioi Insurance and Nissay Dowa General Insurance on the same day as the business combination. Pursue Group Synergies Life Insurance Company * (name TBD) Diagram of the planned business combination Mitsui Sumitomo Kirameki Life Insurance .... .... * Company resulting from the merger between Aioi Insurance and Nissay Dowa General Insurance * Current company name is Aioi Life Insurance Co., Ltd. 3. Image of Business Combination 18

4. Progress of Business Combination 19 Jointly establish and expand global businesses and new areas of business Aim to expand and enhance the overseas business network through the alliance and the integration of the Group's offices, and provide products and services globally to the customers of the three companies. Share various critical systems and server systems ^ Aim to achieve a fundamental reorganization of the current systems and begin contemplating the joint construction of a new system that will be aiming the top in the industry. Joint use of the risk consulting subsidiaries ^ We are in the process of considering the joint hosting of seminars and mutual use of paid consulting services provided by risk consulting subsidiaries. Joint use of subsidiaries that provide claims handling services ^ We are in the process of considering the joint use of claims handling services to complement claims handling capacity of each company in various regions. ^^ ^^ In addition to the areas mentioned above, we aim to move forward with promotion and expansion of business alliances which are expected to have synergy effects. Progress of Business Alliance The three companies aim to establish business alliances in the following areas in the near future in pursuit of group synergies.

Mitsui Sumitomo Insurance Group Holdings, Inc. ("MSIGH") may file a registration statement on Form F-4 ("Form F-4") with the U.S. Securities and Exchange Commission (the "SEC") in connection with the proposed business combination among Aioi Insurance Co., Ltd. ("AIOI"), Nissay Dowa General Insurance Company, Limited ("NDGI") and MSIGH. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of AIOI prior to the shareholders' meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about AIOI, NDGI, MSIGH, the proposed business combination and related matters. U.S. shareholders of AIOI are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the shareholders' meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC's web site at www.sec.gov. Such documents may also be obtained free of charge by directing a request to: Aioi Insurance Company, Limited, 1-28-1, Ebisu, Shibuya-ku, Tokyo, 150-8488, Japan, Attn: Kazunori Adachi, tel: +81- 3- 5789- 7135 E-mail: k-adachi@ioi-sonpo.co.jp

Note Regarding Forward-looking Statements This document includes "forward-looking statements" that reflect the plans and expectations of AIOI, NDGI and MSIGH in relation to, and the benefits resulting from, their proposed business combination and business alliance described above. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of AIOI, NDGI and MSIGH in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of AIOI, NDGI and MSIGH (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. AIOI, NDGI and MSIGH undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by AIOI, NDGI and MSIGH (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission. The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by AIOI, NDGI and MSIGH (or the post-business combination group) from Japan's other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of their (or the post-business combination group's) investments; (8) the parties being unable to reach a mutually satisfactory agreement on the detailed terms of the proposed business combination or otherwise unable to complete the transaction; and (9)difficulties in realizing the synergies and benefits of the post- business combination^group.

Contact Address 1-28-1, Ebisu, Shibuya-ku, Tokyo 150-8488 TEL: +81- 3- 5789- 7135 E-mail: k-adachi@ioi-sonpo.co.jp Aioi Insurance Company, Limited Corporate Communication Department Investor Relations Section This presentation contains statements referring to our future performances and forecasts, which entail certain and uncertain risks and uncertainties. Please note that our future performance, corporate strategies and management policies might vary due to changes in future conditions.